UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________________________________
FORM 11-K
_________________________________________

(Mark One)
☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ____
Commission file number 001-36522

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Investar Holding Corporation 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Investar Holding Corporation
 7244 Perkins Road
Baton Rouge, Louisiana 70808

Investar Holding Corporation 401(k) Plan
Financial Statements and Supplemental Schedule
For the Year Ended December 31, 2017

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrators
Investar Holding Corporation 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Investar Holding Corporation 401(k) Plan (the Plan) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The Schedule of Assets (Held at End of Year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan's auditor since 2015.
/s/Postlethwaite & Netterville
Baton Rouge, Louisiana
June 28, 2018

INVESTAR HOLDING CORPORATION 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2017	December 31, 2016
ASSETS
Investments, at fair value
Common stock of Investar Holding Corporation	$1,585,773	$911,681
Mutual funds	950,426	779,550
Pooled separate accounts	4,824,844	3,339,511
Investments, at contract value
Guaranteed investment contract	66,904	64,660
Total investments	7,427,947	5,095,402

Notes receivable from participants	101,788	136,211
Net assets available for benefits	$7,529,735	$5,231,613

See accompanying notes.

INVESTAR HOLDING CORPORATION 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2017

Additions to net assets attributed to:
Investments
Interest and dividends	$25,637
Net appreciation in fair value of investments	1,088,334
Other	6
Net change in investments	1,113,977

Contributions
Participants	813,610
Employer	451,153
Rollovers	558,928
Total contributions	1,823,691

Deductions from net assets attributed to:
Benefits paid to participants	584,548
Administrative expenses	54,998
Total deductions	639,546

Net increase in net assets	2,298,122

Net assets available for benefits:
Beginning of period	5,231,613
End of year	$7,529,735

See accompanying notes.

Investar Holding Corporation 401(K) Plan
Notes to Financial Statements

Note 1 – Description of Plan
The following brief description of the Investar Holding Corporation 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General and Eligibility
The Plan is a defined contribution plan covering all full-time employees of Investar Bank (the “Bank”), a wholly owned subsidiary of Investar Holding Corporation (the “Company”), who have 90 days of credited service and are age 21 or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions
The Plan is funded by employee and employer contributions. Participating employees may contribute a percentage of their wages up to the maximum percentage allowable not to exceed the limits of Code Section 401(k). Annual employee contributions were limited to $18,000 in 2017, as indexed by the Internal Revenue Service (IRS), except for those employees eligible for catch-up contributions.
Participants direct the investment of their contributions and any employer contributions into various investment options offered by the Plan. Participants may currently direct contributions into pooled separate accounts, a guaranteed investment contract account, and various mutual fund accounts. Additionally, participants may use a portion of their account balance to contribute to common stock of the Company.
During the year ended December 31, 2017, the Plan allowed participants to contribute to an after-tax Roth 401(k) account. Total contributions to the after-tax Roth 401(k) account were $27,812 for the year ended December 31, 2017. The Plan collects and distributes funds in the after-tax Roth 401(k) accounts in the same manner as for all other contributions to the Plan.
The Company matches 100% of each eligible participant’s voluntary deferrals, up to 4% of compensation. Also, the Company may, in its sole discretion, make discretionary contributions to the Plan each year, although no discretionary contributions were made in 2017.

Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contribution, if any, and (b) investment fund earnings (losses), and charged with an allocation of administrative expenses. Investment income and administrative expenses are allocated based on participant account value and composition. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Participants are allowed to direct the investment of their contributions among the investment options offered by the Plan. Participants may change investment options at any time.

Voting Rights
Each participant is entitled to exercise voting rights attributable to the shares of Company stock allocated to his or her account and is notified by the Company on behalf of the Trustees prior to the time that such rights are to be exercised. The Trustees are not permitted to vote any allocated share for which instructions have not been given by a participant.

Vesting
Participants are immediately vested in their voluntary contributions and in the Company’s matching and discretionary contributions, plus actual earnings thereon.

Payment of Benefits
On termination of service due to retirement, death, or disability, a participant may elect to receive either a lump-sum cash payment equal to the value of the participant’s account or monthly, quarterly, semiannual, or annual installment payments. In all instances, if the vested value of a participant’s account is less than $1,000, a lump-sum cash payment will be made.

Notes Receivable from Participants
In general, participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less, following the guidelines in the Plan agreement. Loan terms range from one to five years or up to a maximum of ten years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan’s administrator. Principal and interest is paid ratably through payroll deductions.

Note 2 – Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with U.S. Generally Accepted Accounting Principles (GAAP).

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
Investments are reported at estimated fair value, except for fully benefit-responsive investment contracts, which are reported at contract value. Shares of mutual funds are reported at fair value based on the quoted market price of the fund, which represents the net asset value of the shares held by the fund at year‑end. The pooled separate accounts are stated at the net asset value per unit held by the Plan, which approximates fair value. The investment in the common stock of Investar Holding Corporation is reported at fair value based on quoted market price.
Purchases and sales of securities are recorded on a trade-date basis. Interest is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year.

Payment of Benefits
Benefit payments to participants are recorded upon distribution. As of December 31, 2017, there were no amounts allocated to accounts of participants who had elected to withdraw from the Plan but had not yet been paid.

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes are reclassified as distributions based upon applicable law and are included in the Statement of Changes in Net Assets Available for Benefits as a deduction.
Note 3 – Administrative Expenses
Certain administrative functions are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan. Certain other administrative expenses are paid directly by the Plan.
Note 4 – Investments
During the year ended December 31, 2017, the Plan’s investments in mutual funds, pooled separate accounts, and Investar Holding Corporation common stock (including investments bought, sold, and held during the year) appreciated in value by $1,069,471.
The Plan owned 65,800 and 48,884 shares of Investar Holding Corporation common stock at December 31, 2017 and 2016, respectively. The Plan did not sell or distribute any shares during the same periods. The Plan received $4,755 in dividend income on the Investar Holding Corporation common stock during the year ended December 31, 2017.
Note 5 – Fixed Income Guaranteed Option
The Plan has a fully benefit-responsive guaranteed investment contract (“GIC”) with Principal Life Insurance Company. Principal Life Insurance Company maintains the contributions in a general account. The GIC does not have specific underlying assets assigned. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

The GIC is included in the financial statements at contract value. Contract value, as reported to the Plan by Principal Life Insurance Company, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The GIC does have a surrender charge of 5% that may be charged if the Plan terminates its interest in the contract.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan document (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA, or (5) premature termination of the contract. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be greater than 3% or less than 1%. Such interest rates are reviewed on a semi-annual basis for resetting.
Note 6 – Fair Value Measurements
Accounting Standards Codification (ASC) 820, Fair Value Measurement, defines fair value, establishes a framework for measuring the fair value of assets and liabilities using a hierarchy system and requires disclosures about fair value measurement. It clarifies that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts.
ASC Topic 820 requires that assets and liabilities carried at fair value also be classified and disclosed according to the process for determining fair value. There are three levels of determining fair value. These levels are:

Level 1:	Valuation is based upon quoted prices for identical instruments traded in active markets that the Plan has the ability to access at measurement date.

Level 2:
Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active and model-based valuation techniques for which significant assumptions are observable in the market.

Level 3:
Valuation is generated from model-based techniques that use significant assumptions not observable in the market and are used only to the extent that observable inputs are not available. These unobservable assumptions reflect the Plan’s own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, a financial instrument’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the financial statements.

The following is a description of the valuation methods used for assets measured at fair value:

Mutual Funds: These investments are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common Stock: The Company’s common stock is traded on the NASDAQ Global Market and is valued at the quoted market price on the last day of the Plan year.

Pooled Separate Accounts: Each pooled separate account invests its assets solely in the shares or units of an underlying mutual fund, and the investment objective of each sub-account corresponds to the investment objective of the underlying fund. The value of each pooled separate account is determined using various inputs, such as the NAV of the shares of the underlying mutual fund held at year end, adjusted for administrative expenses and other charges.

The fair value of the Plan’s assets at December 31, 2017 and 2016, by level within the fair value hierarchy, is presented below.

	Assets at Fair Value at December 31, 2017
	Level 1	Level 2	Level 3	Total
Employer security	$1,585,773	$—	$—	$1,585,773
Mutual funds	950,426	—	—	950,426
	$2,536,199	$—	$—	$2,536,199
Pooled separate accounts(1)				4,824,844
Total investments, at fair value				$7,361,043

	Assets at Fair Value at December 31, 2016
	Level 1	Level 2	Level 3	Total
Employer security	$911,681	$—	$—	$911,681
Mutual funds	779,550	—	—	779,550
	$1,691,231	$—	$—	$1,691,231
Pooled separate accounts(1)				3,339,511
Total investments, at fair value				$5,030,742
(1) The pooled separate accounts are measured using NAV and, in accordance with the guidance in ASU 2015-07, have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.
Note 7 – Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
Note 8 – Tax Status
The Plan has received a determination letter from the Internal Revenue Service (the “IRS”) dated June 29, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and therefore, is exempt from taxation. The Plan has not been amended since receiving the determination letter and continues to operate in conformity with the Code to maintain its qualified status.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
Note 9 – Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across the participant-directed fund elections. Additionally, the investments within each participant‑directed fund election are further diversified into varied financial instruments. Investment decisions are made, and the resulting risks are borne, exclusively by the Plan participant who made such decisions.
Note 10 – Related-Party Transactions
Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption is applied. Principal is a party-in-interest as defined by ERISA as a result of being the record keeper and custodian of the Plan. The Plan incurred administrative and trustee/custodian expenses of approximately $54,998 to Principal in 2017. The Company is a party-in-interest as defined by ERISA as a result of being the Plan Sponsor. The Plan engages in transactions involving the acquisition or disposition of common stock of the Company, which it holds in the Plan. See Note 4 for additional information related to the Company’s stock. One of the Company’s directors is the owner of HR Solutions, LLC, located in Baton Rouge, Louisiana, which provides the Company’s payroll processing services. All of the above transactions are exempt from the “prohibited transactions” provisions of ERISA and the Internal Revenue Code.

Note 11 – Subsequent Events
The Plan has evaluated, for consideration of recognition or disclosure, subsequent events that have occurred through the date of issuance of its financial statements, and has determined that no significant events occurred after December 31, 2017 but prior to the issuance of these financial statements that would have a material impact on its financial statements.

INVESTAR HOLDING CORPORATION 401(K) PLAN
FORM 5500, SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
DECEMBER 31, 2017

(a)	(b) Identity of issuer, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Shares	(e) Cost	(f) Current value
*	Principal Large Cap S&P 500 Index SA-I5	Pooled separate accounts	835	**	$112,177
*	Principal Small Cap S&P 600 Index SA-I5	Pooled separate accounts	577	**	36,448
*	Principal Mid Cap S&P 400 IDX SA-I5	Pooled separate accounts	5,259	**	314,723
*	Principal Lifetime 2020 SEP Acct-I5	Pooled separate accounts	4,319	**	121,690
*	Principal Lifetime 2030 SEP Acct-I5	Pooled separate accounts	11,646	**	344,858
*	Principal Lifetime 2040 SEP Acct-I5	Pooled separate accounts	11,328	**	351,035
*	Principal Lifetime 2050 SEP Acct-I5	Pooled separate accounts	17,833	**	544,647
*	Principal Lifetime Strat Inc SA-I5	Pooled separate accounts	56	**	1,227
*	Principal Lifetime 2015 SEP Acct-I5	Pooled separate accounts	9,852	**	166,028
*	Principal Lifetime 2025 SEP Acct-I5	Pooled separate accounts	70,744	**	1,266,493
*	Principal Lifetime 2035 SEP Acct-I5	Pooled separate accounts	40,656	**	759,786
*	Principal Lifetime 2045 SEP Acct-I5	Pooled separate accounts	37,866	**	726,850
*	Principal Lifetime 2055 SEP Acct-I5	Pooled separate accounts	3,728	**	72,193
*	Principal Lifetime 2060 SEP Acct-I5	Pooled separate accounts	407	**	6,689
*	Principal Life Insurance	Guaranteed Investment Contract	-	**	66,904
	Fid Adv High Inc Advant I Fund	Mutual Funds	6,277	**	66,915
	Vanguard Ttl Bd Mkt Idx Adm Fd	Mutual Funds	5,233	**	56,253
	Dodge & Cox Stock Fund	Mutual Funds	350	**	71,339
	American Beacon Int Eq Inst Fd	Mutual Funds	1,254	**	26,182
	DFA US Large Cap Value I Fd	Mutual Funds	1,312	**	51,330
	DFA US Targeted Value I Fund	Mutual Funds	498	**	12,395
	DFA International Small Company I Fd	Mutual Funds	268	**	5,701
	Am Fds Growth Fund of Am R6 Fund	Mutual Funds	1,892	**	93,756
	Am Fds Europacific Growth R6 Fund	Mutual Funds	831	**	46,676
	American Funds Newprsp R6 Fnd	Mutual Funds	1,797	**	77,596
	Wells Fargo Sp Mc Val I Fund	Mutual Funds	1,567	**	60,062
	DFA Infl Protected Sec I Fund	Mutual Funds	737	**	8,654
	Virtus Seix Tot Rtn Bd I Fd	Mutual Funds	4,308	**	44,887
	Amer Funds Amer Bal R6 Fd	Mutual Funds	6,693	**	181,786
	Clearbridge Sm Cp Gr Is Fund	Mutual Funds	821	**	28,963
	TIAA-CREF Mid-Cap Gr Instl Fd	Mutual Funds	1,701	**	38,329
	Clearbridge Agg Grwth IS Fd	Mutual Funds	351	**	79,602
*	Investar Holding Corporation	Employer Security	65,800	**	1,585,773
	Total investments				7,427,947
*	Notes receivable from participants	Notes receivable bearing interest rates of 4.00% - 5.25% and maturing 5/2019 - 4/2028	-	-	101,788
	Total net assets				$7,529,735

*	Party-in-interest
**	Cost information is not required for participant-directed investments, and, therefore is not included.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

INVESTAR HOLDING CORPORATION

Date: June 28, 2018	By:	/s/ John J. D’Angelo
John J. D’Angelo
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

23.1	Consent of Independent Registered Public Accounting Firm, filed herewith